Unaudited Condensed Interim

Consolidated Financial Statements

For the three and six months

ended

June 30, 2024

Osisko Gold Royalties Ltd Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		June 30,	December 31,
		2024	2023
	Notes	$	$

Assets

Current assets

Cash	3	65,724	67,721
Short-term investments	4	14,466	8,200
Amounts receivable		6,456	6,282
Other assets		1,425	1,842
		88,071	84,045

Non-current assets

Investments in associates	5	94,725	115,651
Other investments	6	102,279	93,025
Royalty, stream and other interests	7	1,486,501	1,553,111
Goodwill		111,204	111,204
Other assets		8,874	8,951
		1,891,654	1,965,987

Liabilities

Current liabilities

Accounts payable and accrued liabilities		4,611	8,209
Dividends payable		12,101	11,121
Lease liabilities		1,182	1,122
		17,894	20,452

Non-current liabilities

Lease liabilities		6,270	6,879
Long-term debt	8	108,966	191,879
Deferred income taxes		95,321	96,279
		228,451	315,489

Equity

Share capital	9	2,111,336	2,097,691
Contributed surplus		77,791	79,446
Accumulated other comprehensive income		59,158	28,058
Deficit		(585,082)	(554,697)
		1,663,203	1,650,498
		1,891,654	1,965,987

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
2

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three and six months ended June 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
		2024	2023	2024	2023
	Notes	$	$	$	$

Revenues	11	64,846	60,500	125,597	120,087

Cost of sales	11	(2,226)	(4,260)	(4,059)	(8,301)
Depletion	11	(10,413)	(12,967)	(21,937)	(26,462)
Gross profit		52,207	43,273	99,601	85,324

Other operating expenses
General and administrative		(6,367)	(7,308)	(12,497)	(13,517)
Business development		(2,089)	(1,297)	(3,449)	(2,793)
Impairment of royalty interests	7	(67,832)	(6,629)	(67,832)	(6,629)
Operating (loss) income		(24,081)	28,039	15,823	62,385
Interest income		1,245	2,170	2,504	4,233
Finance costs		(2,839)	(3,445)	(6,570)	(6,315)
Foreign exchange loss		(1,069)	(172)	(4,319)	(153)
Share of (loss) income of associates		(3,117)	19,167	(16,675)	13,022
Other (losses) gains, net	11	(355)	(23,926)	1,996	(22,100)
(Loss) earnings before income taxes		(30,216)	21,833	(7,241)	51,072
Income tax recovery (expense)		9,101	(3,872)	1,199	(12,263)
Net (loss) earnings		(21,115)	17,961	(6,042)	38,809

Net (loss) earnings per share	12
Basic and diluted		(0.11)	0.10	(0.03)	0.21

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
3

Osisko Gold Royalties Ltd Consolidated Statements of Comprehensive Income (Loss) For the three and six months ended June 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$

Net (loss) earnings	(21,115)	17,961	(6,042)	38,809

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of income

Changes in fair value of financial assets at fair value through comprehensive income	7,851	(1,244)	10,114	(2,682)
Income tax effect	(767)	(325)	(1,083)	(323)

Share of other comprehensive loss of an associate	(1,005)	(1,339)	(1,290)	(1,339)

Items that may be reclassified to the consolidated statement of income

Cumulative translation adjustments	7,986	(14,022)	26,271	(14,469)

Share of other comprehensive loss of an associate	(538)	(1,661)	(2,961)	(1,661)

Other comprehensive income (loss)	13,527	(18,591)	31,051	(20,474)

Comprehensive (loss) income	(7,588)	(630)	25,009	18,335

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
4

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three and six months ended June 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars)

		Three months ended June 30,		Six months ended June 30,

	Notes	2024	2023	2024	2023
		$	$	$	$
Operating activities
Net (loss) earnings		(21,115)	17,961	(6,042)	38,809
Adjustments for:
Share-based compensation		2,261	2,868	4,374	5,157
Depletion and amortization		10,742	13,271	22,595	27,025
Impairment of royalty interests		67,832	6,629	67,832	6,629
Impairment of investments in associates		-	-	-	271
Changes in expected credit losses of other investments		-	19,860	(1,895)	19,860
Share of loss (income) of associates		3,117	(19,167)	16,675	(13,022)
Change in fair value of financial assets at fair value through profit and loss		355	1,009	(101)	3,754
Net gain on dilution of investments		-	-	-	(4,842)
Loss on the deemed disposal of an associate		-	3,057	-	3,057
Foreign exchange loss		1,053	9	4,340	25
Deferred income tax (recovery) expense		(9,534)	3,270	(2,166)	10,730
Other		152	447	309	483
Net cash flows provided by operating activities before changes in non-cash working capital items		54,863	49,214	105,921	97,936
Changes in non-cash working capital items	13	(2,545)	(1,822)	(3,226)	(5,094)
Net cash flows provided by operating activities		52,318	47,392	102,695	92,842

Investing activities
Acquisitions of short-term investments		(5,067)	(2,154)	(5,967)	(3,797)
Acquisitions of investments		-	(53,008)	-	(53,279)
Proceeds on disposal of investments		-	6	5,177	6
Acquisitions of royalty and stream interests		-	(212,762)	-	(212,762)
Other		(3)	(6)	(7)	(6)
Net cash flows used in investing activities		(5,070)	(267,924)	(797)	(269,838)

Financing activities
Increase in long-term debt		-	186,909	-	186,909
Repayment of long-term debt		(44,238)	-	(87,855)	(13,463)
Exercise of share options and shares issued under the share purchase plan		2,737	1,662	7,604	10,562
Dividends paid		(10,130)	(9,292)	(20,487)	(19,045)
Withholding taxes on settlement of restricted and deferred share units		-	(3,893)	(2,987)	(4,349)
Other		(977)	(234)	(1,365)	(446)
Net cash flows (used in) provided by financing activities		(52,608)	175,152	(105,090)	160,168

Decrease in cash before effects of exchange rate changes on cash		(5,360)	(45,380)	(3,192)	(16,828)
Effects of exchange rate changes on cash		483	(3,671)	1,195	(3,687)
Decrease in cash		(4,877)	(49,051)	(1,997)	(20,515)
Cash - beginning of period		70,601	119,084	67,721	90,548
Cash - end of period	3	65,724	70,033	65,724	70,033

Additional information on the consolidated statements of cash flows is presented in Note 13.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
5

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the six months ended June 30, 2024
(tabular amounts expressed in thousands of Canadian dollars)

	Number of			Accumulated
	common		Contributed surplus	other
	shares	Share		comprehensive
	outstanding	capital		income (i)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2024	185,346,524	2,097,691	79,446	28,058	(554,697)	1,650,498

Net loss	-	-	-	-	(6,042)	(6,042)
Other comprehensive income	-	-	-	31,051	-	31,051
Comprehensive income (loss)	-	-	-	31,051	(6,042)	25,009
			.	.	.
Dividends declared	-	-	-	-	(23,255)	(23,255)
Shares issued - Dividends reinvestment plan	89,426	1,789	-	-	-	1,789
Shares issued - Employee share purchase plan	8,404	173	-	-	-	173
Share options - Share-based compensation	-	-	1,191	-	-	1,191
Share options exercised	551,158	9,484	(1,985)	-	-	7,499
Restricted share units to be settled in common shares:
Share-based compensation	-	-	2,584	-	-	2,584
Settlements	147,677	1,928	(3,556)	-	(915)	(2,543)
Income tax impact	-	-	(71)	-	-	(71)
Deferred share units to be settled in common shares:
Share-based compensation	-	-	599	-	-	599
Settlements	19,351	271	(590)	-	(124)	(443)
Income tax impact	-	-	173	-	-	173
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	49	(49)	-
Balance - June 30, 2024	186,162,540	2,111,336	77,791	59,158	(585,082)	1,663,203

(i) As at June 30, 2024, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statements of income (loss) amounting to ($2.3 million) and items that may be recycled to the consolidated statements of income (loss) amounting to $61.4 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
6

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the six months ended June 30, 2023
(tabular amounts expressed in thousands of Canadian dollars)
	Number of			Accumulated
	common		Contributed surplus	other
	shares	Share		comprehensive
	outstanding	capital		income (i)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2023	184,037,728	2,076,070	77,295	47,435	(463,589)	1,737,211

Net earnings	-	-	-	-	38,809	38,809
Other comprehensive loss	-	-	-	(20,474)	-	(20,474)
Comprehensive (loss) income	-	-	-	(20,474)	38,809	18,335

Dividends declared	-	-	-	-	(21,263)	(21,263)
Shares issued - Dividends reinvestment plan	62,296	1,237	-	-	-	1,237
Shares issued - Employee share purchase plan	8,820	163	-	-	-	163
Share options - Share-based compensation	-	-	1,820	-	-	1,820
Share options exercised	777,935	13,099	(2,638)	-	-	10,461
Restricted share units to be settled in common shares:
Share-based compensation	-	-	2,724	-	-	2,724
Settlement	164,249	2,217	(4,475)	-	(1,636)	(3,894)
Income tax impact	-	-	217	-	-	217
Deferred share units to be settled in common shares:
Share-based compensation	-	-	612	-	-	612
Income tax impact	-	-	474	-	-	474
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	2	(2)	-
Balance - June 30, 2023	185,051,028	2,092,786	76,029	26,963	(447,681)	1,748,097

(i) As at June 30, 2023, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statements of income (loss) amounting to ($14.1 million) and items that may be recycled to the consolidated statements of income (loss) amounting to $41.1 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
7

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together, "Osisko" or the "Company") are engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. Osisko is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange and the New York Stock Exchange and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's main asset is a 3-5% net smelter return ("NSR") royalty on the Canadian Malartic Complex, located in Québec, Canada.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2023 and 2022, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year.

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. These standards are not expected to have a material impact on the Company's current or future reporting periods and are therefore not discussed herein, with the exception of the amendments to IAS 1, Presentation of Financial Statements (Non-current Liabilities with Covenants), the issuance of IFRS 18, Presentation and Disclosure in Financial Statements, and the amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, which are discussed below.

Amendments - IAS 1 Presentation of Financial Statements (Non-current Liabilities with Covenants)

Amendments made to IAS 1 in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is affected by the entity's expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant).

Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

  the carrying amount of the liability;
  information about the covenants; and
  facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the "settlement" of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity's own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors and are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have an impact on the Company's consolidated financial statements for the three and six months ended June 30, 2024.

8

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

2. Basis of presentation (continued)

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. IFRS 18 was issued in response to investors' concerns about the comparability and transparency of entities' performance reporting. The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how 'operating profit or loss' is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The key new concepts introduced in IFRS 18 relate to:

  the structure of the statement of profit or loss;
  required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and
  enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its 'operating profit or loss'. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. Management has not yet evaluated the impact that this new standard will have on its consolidated financial statements.

Amendments - IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7, which respond to recent questions arising in practice. The amendments were issued to:

  clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
  clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;
  add new disclosures for certain instruments with contractual terms that can change cash flows; and
  update disclosures for equity instruments designated at fair value through other comprehensive income.

The new requirements will apply from January 1, 2026, with early application permitted. Management has not yet evaluated the impact that this new standard will have on its consolidated financial statements.

3. Cash

As at June 30, 2024 and December 31, 2023, the consolidated cash position was as follows:

	June 30,	December 31,
	2024	2023
	$	$

Cash held in Canadian dollars	16,842	42,163
Cash held in U.S. dollars (i)	48,882	25,558
Total cash	65,724	67,721

(i) Cash held in U.S. dollars amounted to US$35.7 million as at June 30, 2024 (US$19.3 million as at December 31, 2023)

4. Short-term investments

As at June 30, 2024, short-term investments were comprised of a US$10.6 million ($14.5 million) note receivable from an associate, bearing an interest rate of 18.5% and having a maturity date of August 31, 2024. The note receivable is secured by the assets of the associate.

9

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5. Investments in associates

	Six months ended	Year ended
	June 30, 2024	December 31, 2023
	$	$

Balance - Beginning of period	115,651	319,763
Acquisitions	-	271
Disposals	-	(127,931)
Share of (loss) income, net (i)	(16,675)	7,925
Share of other comprehensive loss	(4,251)	(6,795)
Net gain on ownership dilution	-	4,842
Loss on disposal and deemed disposal	-	(10,494)
Transfers to other investments	-	(7,159)
Impairments	-	(64,771)
Balance - End of period	94,725	115,651

(i) The net share of income or loss is adjusted to the extent that management is aware of material events that affect the associates' net income or loss during the period where earnings in equity accounted for investments are recorded on up-to a 3-month lag basis, which is the case for the investment in Osisko Development Corp. ("Osisko Development"). The Company recorded estimated adjustments and impairments on its investment in Osisko Development of $64.5 million in the fourth quarter of 2023. During the three months ended March 31, 2024, the Company adjusted its share of recorded fourth quarter losses of Osisko Development for the impairment previously estimated and recorded against the investment in 2023.

6. Other investments

	Six months ended	Year ended
	June 30, 2024	December 31, 2023
	$	$
Fair value through profit or loss (warrants and convertible instruments)
Balance - Beginning of period	8,949	24,217
Disposal	-	(5,000)
Interest capitalized	-	2,888
Change in fair value	101	(13,156)
Balance - End of period	9,050	8,949

Fair value through other comprehensive income (common shares)
Balance - Beginning of period	84,076	18,337
Acquisitions	-	53,008
Transfer from associates	-	7,159
Change in fair value	10,114	5,915
Disposals	(3,282)	(28)
Foreign exchange revaluation impact	2,321	(315)
Balance - End of period	93,229	84,076

Amortized cost (notes)
Balance - Beginning of period	-	30,950
Change in allowance for expected credit loss and write-offs	1,895	(30,615)
Repayment	(1,895)	-
Foreign exchange revaluation impact	-	(335)
Balance - End of period	-	-
Total	102,279	93,025

10

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Other investments (continued)

Other investments comprise common shares, warrants and convertible instruments, mostly from publicly traded companies in Canada and in the United States of America, as well as loans receivable (notes) from certain associates (private companies), which are fully provisioned as of June 30, 2024.

7. Royalty, stream and other interests

		Six months ended June 30, 2024
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	919,663	619,201	14,247	1,553,111
Depletion	(10,895)	(11,042)	-	(21,937)
Impairment	(67,832)	-	-	(67,832)
Currency conversion adjustments	4,280	18,383	496	23,159
Balance - June 30	845,216	626,542	14,743	1,486,501

Producing
Cost	543,101	791,082	-	1,334,183
Accumulated depletion and impairment	(426,481)	(322,825)	-	(749,306)
Net book value - June 30	116,620	468,257	-	584,877

Development
Cost	449,679	192,845	28,527	671,051
Accumulated depletion and impairment	(99,041)	(55,304)	(28,527)	(182,872)
Net book value - June 30	350,638	137,541	-	488,179

Exploration and evaluation
Cost	388,346	21,460	14,743	424,549
Accumulated depletion and impairment	(10,388)	(716)	-	(11,104)
Net book value - June 30	377,958	20,744	14,743	413,445
Total net book value - June 30	845,216	626,542	14,743	1,486,501

Impairment - Eagle Gold mine royalty interest

On June 24, 2024, Victoria Gold Corp. ("Victoria") announced that the heap leach facility at the Eagle Gold mine experienced a failure. Operations have been suspended while the site operations team, along with management and the Yukon government officials continue to assess the situation and gather information. Victoria confirmed that there had been some damage to infrastructure and a portion of the failure had left containment. Subsequently, on July 4, 2024, Victoria advised that it had received Notices of Default from its lenders under the Credit Agreement dated December 18, 2020. A default under the Eagle Royalty Agreement dated April 13, 2018 was also triggered and, consequently, Osisko provided a Notice of Default to Victoria on July 4, 2024. On July 12, 2024 and July 30, 2024, Victoria reported that there can be no assurance that the company will have the financial resources necessary to repair the damage to the equipment and facilities, to remediate the impacts caused by the incident or to restart production.

11

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Royalty, stream and other interests (continued)

Impairment - Eagle Gold mine royalty interest (continued)

These elements were considered indicators of impairment, among other facts and circumstances, and, accordingly, management performed an impairment assessment on its Eagle Gold mine royalty interest as at June 30, 2024. The recoverable amount, in accordance with IAS 36, was estimated to be $nil at June 30, 2024 based on management's assessment of the facts and circumstances which include, amongst others, the complete halt of production, the social and political environment surrounding the incident, the capital requirements related to mitigation and site restoration, and the ability to restart operations with authorization from the Yukon Director of Mineral Resources or with the necessary financial resources. As a result, the Company recognized a full impairment loss of $67.8 million ($49.9 million, net of income taxes) on June 30, 2024.

In the event that there is a change in the facts and circumstances surrounding the situation at the Eagle Gold mine, and there is a restart of operations and resumption of precious metal deliveries to Osisko under its royalty agreement, a re-assessment of the recoverable amount of the Eagle Gold mine royalty interest will be performed at that time, which may lead to a reversal of part or all of the impairment loss that has been recognized.

		Year ended December 31, 2023
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	879,075	484,590	14,588	1,378,253
Additions	76,472	214,636	-	291,108
Depletion	(24,016)	(32,377)	-	(56,393)
Impairments	(9,000)	(38,619)	-	(47,619)
Currency conversion adjustments	(2,868)	(9,029)	(341)	(12,238)

Balance - December 31	919,663	619,201	14,247	1,553,111

Producing
Cost	643,350	772,600	-	1,415,950
Accumulated depletion and impairment	(449,099)	(307,531)	-	(756,630)
Net book value - December 31	194,251	465,069	-	659,320

Development
Cost	407,121	187,528	32,465	627,114
Accumulated depletion and impairment	(853)	(53,441)	(27,566)	(81,860)
Net book value - December 31	406,268	134,087	4,899	545,254

Exploration and evaluation
Cost	329,209	20,737	9,348	359,294
Accumulated depletion and impairment	(10,065)	(692)	-	(10,757)
Net book value - December 31	319,144	20,045	9,348	348,537

Total net book value - December 31	919,663	619,201	14,247	1,553,111

12

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Long-term debt

The summary of the long-term debt is as follows:

	June 30,	December 31,
	2024	2023
	$	$

Revolving credit facility	108,966	192,099
Unamortized discount on banker's acceptances	-	(220)
Long-term debt, net of discount on banker's acceptances	108,966	191,879
Current portion	-	-
Non-current portion	108,966	191,879
	108,966	191,879

Revolving credit facility

A total amount of $550.0 million is available under the credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million (for a total availability of up to $750.0 million).

In April 2024, the maturity date of the Facility was extended from September 29, 2026 to April 30, 2028. The uncommitted accordion is subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests. The Facility is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, Canadian Overnight Repo Rate Average ("CORRA") or Secured Overnight Financing Rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. During the six months ended June 30, 2024, the Company repaid a total amount of $87.9 million on the Facility. As at June 30, 2024, the effective interest rate on the drawn balance was 6.8%, including the applicable margin.

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements. As at June 30, 2024, all such ratios and requirements were met.

9. Share capital

Shares

Authorized
Unlimited number of common shares, without par value
Unlimited number of preferred shares, issuable in series

Issued and fully paid
186,162,540 common shares

Normal Course Issuer Bid

In December 2023, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the NCIB program, Osisko may acquire up to 9,258,298 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2023 NCIB program are authorized from December 12, 2023 until December 11, 2024. Daily purchases will be limited to 94,834 common shares, other than block purchase exemptions. During the six months ended June 30, 2024, the Company did not purchase any common shares under the NCIB program.

13

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Share capital (continued)

Dividends

The following table provides details on the dividends declared for the six months ended June 30, 2024:

Declaration date	Dividend per share	Record date	Payment date	Dividend payable
	$			$

February 20, 2024	0.060	March 28, 2024	April 15, 2024	11,154,000
May 8, 2024	0.065	June 28, 2024	July 15, 2024	12,101,000
	0.125			23,255,000

As at June 30, 2024, the holders of 20.8 million common shares had elected to participate in the Dividend Reinvestment Plan, representing dividends payable of $1.4 million. Therefore, 62,363 common shares were issued on July 15, 2024 at a discount rate of 3%.

10. Share-based compensation

Share options

The Company offers a share option plan to its officers and employees.

The following table summarizes information about the movement of the share options outstanding:

	Six months ended June 30, 2024		Year ended December 31, 2023
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of period	3,122,006	14.50	3,511,922	13.55
Granted (i)	287,300	18.72	728,700	18.08
Exercised	(551,158)	13.61	(938,615)	13.47
Forfeited / Cancelled	-	-	(171,335)	15.95
Expired	(6)	13.93	(8,666)	13.50
Balance - End of period	2,858,142	15.10	3,122,006	14.50
Options exercisable - End of period	2,101,509	14.26	1,920,804	13.66

(i) Options were granted to officers and employees.

The weighted average share price when share options were exercised during the six months ended June 30, 2024 was $20.91 ($19.56 for the year ended December 31, 2023).

14

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Share-based compensation (continued)

Share options (continued)

The following table summarizes the share options outstanding as at June 30, 2024:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
12.70 - 14.50	1,851,676	13.42	1.9	1,681,209	13.34
15.97 - 22.20	1,006,466	18.17	4.1	420,300	17.91
	2,858,142	15.10	2.7	2,101,509	14.26

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Six months ended June 30, 2024	Year ended December 31, 2023
Dividend per share	1.3%	1.5%
Expected volatility	37%	41%
Risk-free interest rate	3.8%	3.8%
Expected life	45 months	47 months
Weighted average share price	$18.72	$18.08
Weighted average fair value of options granted	$5.65	$5.88

The expected volatility was estimated using Osisko's historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three and six months ended June 30, 2024, the total share-based compensation related to share options amounted to $0.6 million and $1.2 million, respectively ($1.0 million and $1.8 million during the three and six months ended June 30, 2023, respectively).

15

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Share-based compensation (continued)

Deferred and restricted share units

The Company offers a deferred share units ("DSU") plan and a restricted share units ("RSU") plan, which allow DSU and RSU to be granted to directors, officers and/or employees as part of their long-term compensation package.

The following table summarizes information about the DSU and RSU movements:

	Six months ended June 30, 2024		Year ended December 31, 2023
	DSU (i)	RSU (ii)	DSU (i)	RSU (ii)

Balance - Beginning of period	414,278	717,105	429,575	852,803
Granted	65,850	308,000	56,895	235,540
Reinvested dividends	2,291	4,320	5,545	10,836
Settled	(42,095)	(244,929)	(69,678)	(298,313)
Forfeited	(5,604)	(18,990)	(8,059)	(83,761)
Balance - End of period	434,720	765,506	414,278	717,105
Balance - Vested	368,842	27,156	365,098	-

(i) Unless otherwise decided by the Board of Directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each non-executive director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to vest at the settlement date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities. The DSU granted in the first six months of 2024 have a weighted average value of $21.82 per DSU (the DSU granted during the first six months of 2023 had a weighted average value of $21.64 per DSU).

(ii) One half of the RSU is time-based (the "time-based RSU") and the other half is time-based and depends on the achievement of certain performance measures (the "performance-based RSU"). The time-based RSU granted prior to 2024 vest and are payable three years after the grant date. The time-based RSU granted in 2024 vest and are payable in three equal tranches at each anniversary of the grant date. The performance-based RSU vest and are payable three years after the grant date. The RSU are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. The value of the payout is determined by multiplying the number of RSU expected to vest at the settlement date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted for the performance-based components, when applicable. On the settlement date, one common share is issued for each vested RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by Osisko to the tax authorities. The RSU granted in the first six months of 2024 have a weighted average value of $18.79 per RSU the (RSU granted during the first six months of 2023 had a weighted average value of $17.87 per RSU).

The total share-based compensation expense related to the DSU and RSU plans for the three and six months ended June 30, 2024 amounted to $1.7 million and $3.2 million, respectively ($1.9 million and $3.3 million for the three and six months ended June 30, 2023, respectively).

Based on the closing price of the common shares at June 30, 2024 ($21.32), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested DSU and RSU to be settled over time in equity amounts to $4.5 million ($3.7 million as at December 31, 2023) and to $13.6 million based on all DSU and RSU outstanding ($11.4 million as at December 31, 2023).

16

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Additional information on the consolidated statements of income (loss)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$

Revenues

Royalty interests	46,236	39,323	90,780	78,501
Stream interests	18,610	21,177	34,817	41,586
	64,846	60,500	125,597	120,087

Cost of sales

Royalty interests	145	205	250	340
Stream interests	2,081	4,055	3,809	7,961
	2,226	4,260	4,059	8,301

Depletion

Royalty interests	5,361	5,610	10,895	12,458
Stream interests	5,052	7,357	11,042	14,004
	10,413	12,967	21,937	26,462
Other (losses) gains, net

Change in fair value of financial assets at fair value through profit and loss	(355)	(1,009)	101	(3,754)
Net gain on dilution of investments in associates	-	-	-	4,842
Net loss on deemed disposal of an associate	-	(3,057)	-	(3,057)
Impairment of investment in associates	-	-	-	(271)
Change in allowance for expected credit loss of other investments	-	(19,860)	1,895	(19,860)
	(355)	(23,926)	1,996	(22,100)

17

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Net (loss) earnings per share

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$

Net (loss) earnings	(21,115)	17,961	(6,042)	38,809

Basic weighted average number of common shares outstanding (in thousands)	186,217	185,093	186,009	184,781
Dilutive effect of share options	-	965	-	875
Dilutive effect of RSU and DSU	-	396	-	396
Diluted weighted average number of common shares (in thousands)	186,217	186,454	186,009	186,052

Net (loss) earnings per share
Basic and diluted	(0.11)	0.10	(0.03)	0.21

As a result of the net loss for the three and six months ended June 30, 2024, all potentially dilutive common shares are deemed to be antidilutive for the period and thus diluted net loss per share is equal to the basic net loss per share. For the three and six months ended June 30, 2023, 0.6 million share options were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

13. Additional information on the consolidated statements of cash flows

Three months ended June 30,			Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$

Interests received measured using the effective rate method	1,301	1,793	2,873	3,224
Interests paid on long-term debt	2,702	2,450	6,218	5,080
Income taxes paid	433	602	967	931

Changes in non-cash working capital items
Increase in amounts receivable	(2,243)	(3,228)	(174)	(3,287)
Decrease (increase) in other current assets	60	(1,409)	417	(2,064)
(Decrease) increase in accounts payable and accrued liabilities	(362)	2,815	(3,469)	257
	(2,545)	(1,822)	(3,226)	(5,094)

18

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			June 30, 2024
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss (i)
Warrants on equity securities and convertible notes
Publicly traded mining companies
Precious metals	-	-	8,951	8,951
Other minerals	55	-	44	99
Financial assets at fair value through other comprehensive income (i)
Equity securities
Publicly traded mining companies
Precious metals	4,877	-	199	5,076
Other minerals (ii)	88,153	-	-	88,153
	93,085	-	9,194	102,279

			December 31, 2023
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss (i)
Warrants on equity securities and convertible notes
Publicly traded mining companies
Precious metals	-	-	8,870	8,870
Other minerals	43	-	36	79
Financial assets at fair value through other comprehensive income (i)
Equity securities
Publicly traded mining companies
Precious metals	3,555	-	199	3,754
Other minerals (ii)	80,322	-	-	80,322
	83,920	-	9,105	93,025

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

(ii) Equity securities classified under other minerals are mostly related to copper.

19

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Fair value of financial instruments (continued)

During the six months ended June 30, 2024, there were no transfers among Level 1, Level 2 and Level 3. During the six months ended June 30, 2023, common shares having a fair value of $3.0 million were transferred from Level 3 to Level 1 as these common shares began trading on a recognized stock exchange.

The following table presents the changes in the Level 3 investments (comprised of warrants and convertible instruments) for the six months ended June 30, 2024 and 2023:

	2024	2023
	$	$

Balance - January 1	9,105	26,903
Transfer of common shares from level 3 to level 1	-	(3,000)
Change in fair value - investments held at the end of the period (i)	89	(181)
Balance - June 30	9,194	23,722

(i)  Recognized in the consolidated statements of income (loss) under other (losses) gains, net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities and the convertible instruments of publicly traded mining exploration and development companies, classified as Level 3, is determined using directly or indirectly the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would have resulted in an insignificant variation of the fair value of the warrants and convertible instruments as at June 30, 2024 and December 31, 2023.

Financial instruments not measured at fair value on the consolidated balance sheets

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, short-term investments, revenues receivable from royalty, stream and other interests, other receivables, non-current notes receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, short-term investments, revenues receivable from royalty, stream and other interests, other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The carrying value of the liability under the revolving credit facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions at the reporting date. The fair values of the non-current notes approximate their carrying values as there were no significant changes in economic and risk parameters or assumptions related to the instruments since these financial instruments have been fully provisioned.

20

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15. Segment disclosure

The President and Chief Executive Officer (chief operating decision-maker) organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues from the sale of precious metals and other commodities received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the six months ended June 30, 2024 and 2023, royalty, stream and other interest revenues were earned from the following jurisdictions:

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2024

Royalties	90,076	561	143	-	-	90,780
Streams	5,442	15,193	7,849	-	6,333	34,817

	95,518	15,754	7,992	-	6,333	125,597

2023

Royalties	77,401	725	89	286	-	78,501
Streams	18,425	18,265	-	-	4,896	41,586

	95,826	18,990	89	286	4,896	120,087

(i) 91% of North America's revenues were generated from Canada during the six months ended June 30, 2024 (91% during the six months ended June 30, 2023).

For the six months ended June 30, 2024, two royalty and stream interests generated revenues of $68.6 million (three royalty and stream interests generated revenues of $74.9 million for the six months ended June 30, 2023), which represented 55% of revenues (62% of revenues for the six months ended June 30, 2023), including one royalty interest that generated revenues of $53.4 million ($43.3 million for the six months ended June 30, 2023).

For the six months ended June 30, 2024, revenues generated from precious metals represented almost 100% of total revenues. For the six months ended June 30, 2023, revenues generated from precious metals and diamonds represented 88% and 11% of total revenues, respectively.

21

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15. Segment disclosure (continued)

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at June 30, 2024 and December 31, 2023, which is based on the location of the properties related to the royalty, stream or other interests:

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

June 30, 2024

Royalties	564,342	182,814	11,383	71,809	-	14,868	845,216
Streams	188,107	164,359	197,164	-	30,522	46,390	626,542
Offtakes	-	-	9,674	-	5,069	-	14,743

	752,449	347,173	218,221	71,809	35,591	61,258	1,486,501

December 31, 2023

Royalties	638,871	182,858	11,257	71,809	-	14,868	919,663
Streams	185,912	163,149	194,267	-	29,494	46,379	619,201
Offtakes	-	-	9,348	-	4,899	-	14,247

	824,783	346,007	214,872	71,809	34,393	61,247	1,553,111

(i) 78% of North America's net interests are located in Canada as at June 30, 2024 (80% as at December 31, 2023).

16. Related party transactions

As at June 30, 2024, notes receivable from associates of US$10.6 million ($14.5 million) are included in short-term investments (US$6.2 million ($8.2 million) as at December 31, 2023).

17. Subsequent events

Cascabel stream acquisition

On July 15, 2024, the Company announced that its wholly-owned subsidiary, Osisko Bermuda Limited ("Osisko Bermuda"),  in partnership with Franco-Nevada (Barbados) Corporation ("FNB"), a wholly-owned subsidiary of Franco-Nevada Corporation, has entered into a definitive Purchase and Sale Agreement (Gold) (the "Gold Stream") with SolGold plc and certain of its wholly-owned subsidiaries (collectively, "SolGold"), with reference to gold production from SolGold's 100%-owned Cascabel copper-gold project located in Ecuador ("Cascabel").

Pursuant to the terms of the Gold Stream, Osisko Bermuda and FNB (collectively, the "Stream Purchasers") will make initial deposits totaling US$100 million to SolGold in three equal tranches to fund the Cascabel's pre-construction costs (the "Pre-Construction Deposit"). The first tranche of the Pre-Construction Deposit was funded at closing, with the two subsequent tranches subject to achievement of key development milestones. Thereafter, the Stream Purchasers will make additional deposits totaling US$650 million to SolGold to fund construction costs once Cascabel is fully financed and further derisked (the "Construction Deposit", and together with the Pre-Construction Deposit, the "Deposit"). Osisko Bermuda will provide 30% of the Deposit (US$225 million, comprised of US$30 million in Pre-Construction Deposit and US$195 million in Construction Deposit) in exchange for a 30% interest in the Gold Stream and FNB will provide 70% of the Deposit in exchange for a 70% interest in the Gold Stream.

22

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and six months ended June 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Subsequent events (continued)

Cascabel stream acquisition (continued)

The deposit is payable as follows:

  US$10 million at closing;
  US$10 million on achievement of operational milestones, including execution of the amended investment protection agreement, completion of geotechnical drilling and finalization of the tailings storage facility design sufficient for a minimum of 10 years of operation;
  US$10 million on achievement of operational milestones, including submission of all final permit applications for the construction and operation of the project; and
  US$195 million payable pro rata drawdowns with construction facility.

Osisko Bermuda will purchase refined gold equal to 6% of the contained gold produced from Cascabel until 225,000 ounces of gold have been delivered to it, and 3.6% thereafter for the remaining life of the mine. Osisko Bermuda will make ongoing cash payments for refined gold delivered equal to 20% of the spot price of gold at the time of delivery.

Revolving credit facility

Subsequently to June 30, 2024, the Company repaid a total amount of $13.8 million (US$10.0 million) on its revolving credit facility.

Dividend

On August 6, 2024, the Board of Directors declared a quarterly dividend of $0.065 per common share payable on October 15, 2024 to shareholders of record as of the close of business on September 30, 2024.

23